UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2008**

Commission file number 0-17122

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First Financial Holdings, Inc. Sharing Thrift Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

CONTENTS OF REPORTS, FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULE AND EXHIBITS
DECEMBER 31, 2008 AND 2007

CONTENTS

Page(s)

<u>**Reports of Independent Auditors**</u>

Report of Independent Registered Public Accounting Firm--   1
     Elliott Davis, LLC

<u>**Financial Statements for 2008 and 2007:**</u>

Statements of Net Assets Available for Benefits   2

Statements of Changes in Net Assets Available for Benefits   3

Notes to Financial Statements   4-15

<u>**Supplemental Schedule Supporting 2008 Financial Statements:***</u>

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)   16

<u>**Exhibits:**</u>

Signature   17

23.1 Consent of Elliott Davis, LLC, Independent Registered Public   18
     Accounting Firm

*Other Supplemental Schedules required by Section 2520-103-10 of
the Department of Labor's Rules and Regulations for Employee
Retirement Income Security Act of 1974 have been omitted
because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees
First Financial Holdings, Inc. Sharing Thrift Plan
Charleston, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the Plan) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Elliott Davis LLC
Columbia, South Carolina
June 19, 2009

1

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2008	**2007**
ASSETS		
Investments, at fair value:		
Mutual funds	$ 30,935,640	$ 45,803,409
Cash on deposit	879,767	1,165,937
Investments in sponsor Company:		
Common stock	15,876,886	24,774,833
Certificates of deposit	10,370,388	9,220,000
Money market and other deposits	797,102	502,835
Participant loans	1,276,505	1,329,050
Total investments	60,136,288	82,796,064
Receivables:		
Employer contributions	1,391,759	1,821,203
Total assets	61,528,047	84,617,267
NET ASSETS AVAILABLE FOR BENEFITS	**$ 61,528,047**	**$ 84,617,267**

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2008	**2007**
Additions to (deductions from) net assets attributable to:		
Investment income:		
Net depreciation in fair value		
of investments	$ (22,324,674)	$ (11,117,176)
Interest and dividends	2,498,085	4,948,258
Total investment income (loss)	(19,826,589)	(6,168,918)
Contributions:		
Participants	3,436,449	3,279,383
Employer match	1,731,527	1,624,763
Employer profit sharing	920,993	1,394,294
Transfers in from other plans	663,851	28,790
Total contributions	6,752,820	6,327,230
Total additions (deductions)	(13,073,769)	158,312
Deductions from net assets attributable to:		
Benefits and withdrawals		
paid to participants	9,794,519	3,736,626
Administrative and accounting fees	220,932	221,868
Total deductions	10,015,451	3,958,494
Net decrease	**(23,089,220)**	**(3,800,182)**
Net assets available for benefits:		
Beginning of year	84,617,267	88,417,449
End of year	**$ 61,528,047**	**$ 84,617,267**

See accompanying notes to financial statements

1. **Description of Plan**

   The following description of First Financial Holdings, Inc. (Company) Sharing Thrift Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina (First Federal), First Southeast Investor Services, Inc. (FSIS), First Southeast Insurance Services, Inc. and the Kimbrell Insurance Group, Inc. (Insurance Companies) and various subsidiaries of these entities.

   Concurrent with the Company's acquisition of the Kimbrell Company, Inc., the Kimbrell Company, Inc./Florida, Preferred Markets, Inc., Preferred Markets, Inc./Florida, and Atlantic Acceptance Corporation, collectively as "Kimbrell", the retirement plan of Kimbrell was merged into the Plan. Transfers into the Plan from the Kimbrell plan were approximately $416,000. Kimbrell employees became participants of the Plan effective April 2004 with full credit given for prior service. Beginning October 1, 2007 Atlantic Acceptance Corporation became a subsidiary of First Federal. Effective May 1, 2008, anyone who became an employee as a result of the Somers-Pardue Agency, Inc. acquisition shall receive credit for years of service with Somers-Pardue Agency Inc. for all purposes under the Plan.

   Effective January 1, 2008, the Plan was amended to reflect the resignation of a retired employee as Trustee to the Plan and subsequently named the replacement as the Successor Trustee.

   The Plan is administered by a Committee of Trustees (Plan Trustees) appointed by the Company's Board of Directors. The Committee contracts with outside service organizations for substantially all participant account record-keeping, administrative, trust, legal and custodial services.

   A. **General**

      The Plan is a defined contribution plan which covers substantially all hourly and salaried employees of the Company. Ineligible employees include those whose employment are governed by collective bargaining agreements and leased employees, with certain exceptions.

      Employees may elect to make tax-deferred contributions beginning with the first payroll period of the calendar quarter following one full month of service. Employees making tax-deferred contributions participate in quarterly Company matching contributions.

      Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive annual non-elective profit sharing contributions beginning the following calendar quarter, if employed at the end of such quarter.

Effective October 1, 2008, new employees will automatically be enrolled in the plan with a 5% withholding (increasing from 3%) unless a Salary Deferral Election form is filed.

Effective November 1, 2008, all participants who were automatically entered into the Plan at 3% will increase to 5% by 1% per year beginning with the November 2008 paycheck until they reach 5%.

B.   Contributions

The Plan permitted eligible participants to contribute up to a maximum annual amount of $15,500 for 2008 and $15,500 for 2007. Effective January 1, 2007, eligible participants may contribute up to a maximum of $15,500 ($20,500 if the new participant will attain the age of 50 during the plan year). Participants age 50 and older are permitted to make catch-up contributions of $5,000 for 2008 and 2007. Compensation for purposes of employee and employer contributions is defined as base pay plus commissions, limited to $105,000 for 2008 and $100,000 for 2007 for loan originators and investment consultants and $230,000 for 2008 and $225,000 for 2007 for all other employees. Effective January 1, 2009, the limitation for all other employees increased to $245,000. Maximum annual participant contributions are determined and adjusted annually by the Internal Revenue Service.

The Company made quarterly matching contributions equal to a Safe Harbor Contribution of 100% of the first 3% and 50% of the next 2% of the participant deferrals, plus an additional Matching Contribution equal to the participant's deferral (limited to 5% of compensation) multiplied times the applicable quarterly Contribution Percentage (see schedule below) to the extent such Additional Matching Contribution exceeded the Safe Harbor Contribution.

Return on Equity	Contribution Percentages
Less than 4%	0%
4% to less than 8%	25%
8% to less than 12%	50%
12% to less than 16%	75%
16% or more	100%

Separate rates of return on equity are determined for two groups 1) the First Financial Group, consisting of First Financial Holdings, Inc., FSIS and the Insurance Companies, and 2) First Federal.

The Plan provides for discretionary Non-Elective profit sharing contributions on an annual basis. Employees will be entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service during the Plan year. Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the Non-Elective Company contribution. Non-Elective contributions were 2.15% and 3.60% for 2008 and 2007, respectively, of eligible compensation for the year.

C.   Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D.   Vesting

All participant contributions and Company-matching contributions are immediately vested. The participants vest in Non-Elective profit sharing contributions at 10% for first and second year, 20% per year for the next four years until fully vested at six years, or upon the earlier of their death, disability or retirement at age 65 or older.

E.   Investment Options

Participants may direct how their tax deferred contributions, rollover funds and employer Non-Elective profit sharing contributions will be invested within various investment options selected by the Plan Trustees. All participant directed funds, except investments in common stock of the sponsor Company may be redirected daily.

Effective immediately, February 12, 2009, regardless of the dollar amount participants must wait 30 calendar days before exchanging back into First Financial Holdings Stock Account. The 30-day clock restarts after every exchange out of the account. This does not apply to the following:

1. Purchases of shares with participant payroll or employer contributions or loan payments.

2. Purchases of shares with reinvested capital.

3. Redemption of shares to pay any otherwise permissible withdrawals from the plan.

4. Redemption of shares at the direction of the plan.

5. Redemption of shares to pay fees.

Certificates of deposit of First Federal are the primary investments of a unitized Stable Value Fund option.

F.   Loans Receivable from Participants

Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant's vested account balance. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2008 carry interest rates ranging from 5.00% to 10.25%.

Effective September 1, 2007, the Plan was amended to only allow one loan outstanding per participant at a time. A participant also must wait until at least 30 days after the pay-off of the previous loan to obtain a new loan. Furthermore, the Plan no longer restricts loans from any portion of the participant's funds invested in the Company's common stock.

G.   Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

As of December 31, 2008, $13,430 had been requested for withdrawal by participants but had not been disbursed. There was no participant request for withdrawal that had not been disbursed as of December 31, 2007.

As of June 23, 2005, the Plan was amended to allow the Administrator, at its sole discretion, to distribute a Participant's Vested Aggregate Account balance without the consent of the Participant. Such distribution may be made in a lump sum at any time after a Participant terminates employment, subject to certain provisions of the Plan.

2.   Summary of Accounting Policies

A.   Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

B.   Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial

Holdings, Inc. common stock in the Stock Fund is valued at the closing market price on the last business day of the year. Loans receivable from participants are valued at cost which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Based on information provided by American Pensions Incorporated and MG Trust Company LLC, the Plan administrator believes that the contract value of the First Federal Savings and Loan Association certificates of deposit approximates its fair value. Thus, for financial reporting purposes, the Plan's financial statements do not include an adjustment from fair value to contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

C.   Payment of Benefits and Withdrawals

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

D.   Fair Value Measurement

Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2008.

Cash: Cash includes cash on deposit and money market accounts. The carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Certificates of deposits: Valued at carrying value, which approximates fair value.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Cash	$ 1,676,869	-	$ -	$ 1,676,869
Certificates of deposits	-	-	10,370,388	10,370,388
Mutual Funds	30,935,640	-	-	30,935,640
Common stocks	15,876,886	-	-	15,876,886
Participant loans	-	-	1,276,505	1,276,505
Total assets at fair value	$ 48,489,395	-	$ 11,646,893	$ 60,136,288

	Level 3 Assets Year Ended December 31, 2008	
	Participant Loans	Certificates of Deposit
Balance, beginning of year	$ 1,329,050	$ 9,220,000
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	(52,545)	1,150,388
Balance, end of year	$ 1,276,505	$ 10,370,388

3.   Investments

Plan assets are held in a trust established pursuant to an agreement between the Company, Plan Trustees and MG Trust Co, LLC (successor for Matrix Capital Bank Trust Services).

The Plan Trustees and MG Trust Co, LLC direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' permitted investment elections and certain other specified limitations.

The investment trustee maintains a unitized First Financial Holdings, Inc. Stock Fund and a unitized Stable Value Fund, for the exclusive use of the Plan, to account for the Plan's interest in the First Financial Holdings, Inc. common stock and First Federal certificates of deposit, respectively. The common stock and deposits of the Company are presented as the investments within these financial statements, due to the nature of these unitized funds. The investment trustee acquires and sells the common stock through a broker-dealer and initiates the certificates of deposit transactions directly with First Federal.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2008 and 2007:

		December 31,	
		2008	2007
Mutual Funds:			
Oakmark Equity & Income Fund		$ 7,508,224	$ 9,462,443
Fidelity Value Fund		4,226,606	9,026,554
Columbia Acorn Z Fund	*	-	4,661,906
Vanguard 500 Index Fund	*	-	4,433,656
Total		11,734,830	27,584,559
Investments in sponsor Company instruments:			
Common stock		15,876,886	24,774,833
Certificates of deposit		10,370,388	9,220,000
Total		26,247,274	33,994,833
Total investments in excess of 5% of net assets		$ 37,982,104	$ 61,579,392

* Investments did not represent 5% or more of Plan net assets for respective year

Certificates of deposit at December 31, 2008 consisted of amounts on deposit with the sponsor with interest rates ranging from 3.25% to 4.40%, with original maturities of five months to three years, and remaining maturities of one month to two years and six months. First Federal does not charge penalties or discounts to certificates of deposit which are redeemed by the Plan prior to the maturity dates.

The Plan's investments appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments	
	2008	2007
Mutual funds:		
American Funds Growth Fund of America	$ (1,201,043)	$ 97,045
Calamos Growth & Income Fund A	-	105,785
Columbia Acorn Z	(1,723,841)	(52,665)
Dodge & Cox Stock Fund	(1,831,483)	(387,788)
Fidelity Value Fund	(3,800,936)	(512,256)
Fidelity Freedom Income	-	2,321
Fidelity Freedom 2010	-	17,849
Fidelity Freedom 2020	-	29,909
Fidelity Freedom 2030	-	34,639
Fidelity Freedom 2040	-	1,782
Fidelity Spartan U.S. Equity Index Adv	-	30,368
Lord Abbett Small Cap Value Fund	(453,122)	(109,596)
Oakmark Equity & Income Fund	(1,772,452)	361,322
Oakmark International Fund	(163,562)	(443,435)
T. Rowe Price Retirement 2010 Fund	(475,001)	(22,912)
T. Rowe Price Retirement 2020 Fund	(933,224)	(4,565)
T. Rowe Price Retirement 2030 Fund	(888,064)	15,634
T. Rowe Price Retirement 2040 Fund	(128,285)	(2,287)
T. Rowe Price Retirement Income Fund	(63,951)	(290)
Thornburg International Value Fund	(977,194)	-
Vanguard 500 Index Fund Signal	(1,771,324)	(266,669)
Vanguard Index 500 Admiral	-	396,350
Vanguard Intermediate Bond Fund Index	(1,553)	(110)
Vanguard Intermediate Bond Fund Signal	1,958	49,227
Total mutual funds	(16,183,077)	(660,342)
First Financial Holdings, Inc. common stock	(6,141,597)	(10,456,834)
Net appreciation (depreciation) of investment	$ (22,324,674)	$ (11,117,176)

Net appreciation (depreciation) amounts represent the total of net realized gains or losses from investment transactions and the net unrealized appreciation (depreciation) in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost. Interest and dividends are excluded from the above amounts.

Interest and dividends include dividends from investments in Company stock, in the amounts of $847,651 for 2008 and $905,308 for 2007.

4. Nonparticipant-Directed Investments

Significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31,	
	2008	2007
Net Assets:		
Investments:		
Common stock	$ 15,876,886	$ 24,774,833
Cash	426,539	719,885
Contributions receivable	130,647	141,708
	$ 16,434,072	$ 25,636,426

	Year Ended December 31,	
	2008	2007
Changes in Net Assets:		
Contributions	$ 274,140	$ 319,149
Dividends	847,651	905,308
Net depreciation	(6,047,096)	(10,456,834)
Distributions and transfers	(4,337,290)	(2,785,037)
Expenses	60,241	(76,819)
	$ (9,202,354)	$ (12,094,233)

The above nonparticipant-directed information includes all funds invested in the First Financial Holdings, Inc. unitized stock fund, which primarily invests in the Company's common stock. These funds include all Company matching contributions, which are required to be invested in Company common stock, as well as non-elective profit sharing and deferrals, which participants chose to invest in the common stock of the Company, and thereafter may not redirect the funds, except upon a one time election after attaining age 50.

5. Concentration of Credit Risk

Investments in First Financial Holdings, Inc. common stock comprised 26 percent and 29 percent of Plan assets at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the common stock was valued at $15,876,886 and $24,774,833, respectively. Actual number of common shares held of the Company's stock was 784,431 and 903,527 at December 31, 2008 and 2007, respectively.

Investments in First Federal Savings and Loan Association certificates of deposit comprised 17 percent and 11 percent of Plan assets at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the certificates of deposit were valued at $10,370,388 and $9,220,000, respectively.

6. **Contributions**

Contributions receivable from the employer represent the following:

	December 31,	
	2008	2007
Match	$ 470,766	$ 426,909
Non-elective profit share	920,993	1,394,294
	$ 1,391,759	$ 1,821,203

7. **Administrative Fees and Forfeitures**

Administrative and accounting fees represent professional services rendered to the Plan by the third party administrator, auditors and legal counsel. Fees expensed by the Plan are net of forfeitures of $26,318 for 2008 and $61,855 for 2007.

8. **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Year Ended December 31,	
	2008	2007
Benefits paid to participants per the financial statements	$ 9,794,519	$ 3,736,626
Add: Amounts allocated to withdrawing participants	13,430	-
Benefits paid to participants per Form 5500	$ 9,807,949	$ 3,736,626

Amounts allocated to withdrawing participants are recorded on the Form 5500 for the benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.

9. **Related Party Transactions**

The Plan Trustees select the investment options available to the participants. MG Trust Company, LLC (Investment Trustees) (successor for Matrix Capital Bank Trust Services) initiates transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers. Certificates of deposit are transacted directly with First Federal. Expenses incurred in connection with the administration of the Plan are paid by the Plan.

10. **Tax Status**

A favorable determination of the qualified tax status of the plan, including amendments, was received from the IRS in November 2005. The Plan Trustees, advisor and tax counsel believe the Plan and Trust continue to be designed in accordance with the IRC and are being operated in accordance with their provisions, and thus continue to be qualified and exempt from income taxes.

11. **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their 401(k) and profit sharing accounts.

12. **Subsequent Events**

First Federal Savings and Loan Association of Charleston, South Carolina ("First Federal"), a subsidiary of First Financial Holdings, Inc., entered into an agreement with the Federal Deposit Insurance Corporation (FDIC) to assume all of the deposits (excluding most brokered deposits) and certain assets of Cape Fear Bank, a full service community bank headquartered in Wilmington, North Carolina. The 401K Plan for Cape Fear Bank will be terminated by the FDIC and the plan assets will be assumed by the FDIC. As Cape Fear Bank employees are employed by First Federal their 401K funds will be transferred by the FDIC to the 401K Plan of First Federal.

On February 26, 2009 the Board of Directors approved a suspension of the matching contribution for all Plan participants effective April 1, 2009 through December 31, 2009. The suspension of matching contributions shall continue until amended or changed by action of the Board of Directors.

Subsequent to year-end, the credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios. As a result, the Plan's investments have likely incurred a significant decline in fair value since December 31, 2008. The value of First Financial Holdings, Inc common stock has not been exempt from such declines. The market value of the Company's common stock was $20.24 on December 31, 2008, as compared to $9.29 at the close of business on June 12, 2009.

13. **Market Conditions**

Changes in investment returns and fair values can have a significant effect on the Plan. Since December 31, 2008, U.S. and world markets have continued to experience significant declines. Management is monitoring investment market conditions and the impact such declines are having on the Plan's investment portfolio. Due to the volatility of the financial markets as of the date of this report, there is uncertainty regarding the impact which continued volatility may have on the Plan's investment portfolio.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

Identity or Issue, Borrower, Lessor, or Similar Party	Shares/Units/Interest	Current Value
Cash on deposit with:		
MG Trust Co, LLC (successor for Matrix Capital Bank Trust Services)	Interest-bearing deposits	$ 797,102
First Federal Savings and Loan Association (1)	Interest-bearing deposits	879,767
Total cash		1,676,869
Mutual Funds:		
Columbia Acorn Fund - Z	128,379 Units	2,273,589
Dodge & Cox Stock Fund	29,168 Units	2,169,201
Fidelity Value Fund	106,036 Units	4,226,606
T. Rowe Price Retirement 2010	109,462 Units	1,227,074
T. Rowe Price Retirement 2020	177,331 Units	1,970,149
T. Rowe Price Retirement 2030	129,144 Units	1,441,248
T. Rowe Price Retirement 2040	20,164 Units	223,416
T. Rowe Price Retirement Income Fund	22,565 Units	232,875
American Funds Growth Fund of America	90,406 Units	1,847,899
Lord Abbett Small Cap value Fund	54,536 Units	1,045,995
Oakmark Equity & Income Fund	348,248 Units	7,508,224
Thornburg International Value Fund	81,010 Units	1,572,413
Vanguard 500 Index Fund Signal Shares	41,117 Units	2,822,292
Vanguard Intermediate Bond Fund	226,158 Units	2,374,659
Total mutual funds		30,935,640
Certificates of deposit:		
First Federal Savings and Loan Association (1)	3.25% - 4.40%	10,370,388
Common stock:		
First Financial Holdings, Inc. (1)	784,431 shares	15,876,886
Participant's Loans:		
Notes receivable	5.00% - 10.25%	1,276,505
Total assets held for investment purposes		$ 60,136,288

(1) Parties-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: June 19, 2009   By: /s/ R. Wayne Hall

R. Wayne Hall
Member of the First Financial Holdings, Inc.
Sharing Thrift Plan Trustees

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Trustees
First Financial Holdings, Inc. Sharing Thrift Plan

We consent to the incorporation by reference in the Registration Statement (No. 33-22837) on Form S-8 of First Financial Holdings, Inc., dated June 27, 1988, as amended, of our report dated June 19, 2009 on the First Financial Holdings, Inc. Sharing Thrift Plan financial statements for the years ended December 31, 2008 and 2007 included in the Annual Report (Form 11-K) for the years ended December 31, 2008 and 2007.

/s/Elliott Davis LLC
Columbia, South Carolina
June 19, 2009